Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

March 19, 2014

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Amendment No. 6 to

Registration Statement on Form S-1

Filed March 14, 2014

File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc., we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated March 19, 2014 relating to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed on March 14, 2014. The responses below have been numbered to correspond with the comments in your March 19, 2014 letter. For your reference, we are including a copy of the Company’s Amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”) with this letter.

Exhibit Index

1.	Please revise to file all exhibits in complete form, including all attached schedules and exhibits. In this regard we note that Exhibits 10.17 and 10.18 do not include each of their respective Exhibits A and B.

Company Response 1:

The Company respectfully informs the Staff that revised Exhibits 10.17 and 10.18 which include each of their respective Exhibits A and B have been filed with Amendment No. 7.

***

Securities and Exchange Commission

Division of Corporation Finance

March 19, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated March 19, 2014. Further, in accordance with prior letters from the Staff, we are attaching the Company’s acknowledgment.

In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee _____________________________ Mark C Lee, Shareholder

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated March 19, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer